Exhibit (i)

ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

May 30, 2013

Stone Harbor Investment Funds (the “Trust”)

31 West 52nd Street, 16th Floor

New York, NY 10019

Ladies and Gentlemen:

You have informed us that you propose to register under the Securities Act of 1933, as amended (the “Act”), and offer and sell from time to time shares of beneficial interest, $0.001 par value, of your Stone Harbor Investment Grade Fund (“Investment Grade Fund”) and Stone Harbor Strategic Income Fund (“Strategic Income Fund”), at not less than net asset value. This proposed offering and sale is in addition to the offering and sale of shares of beneficial interest of the currently existing series of the Trust.

We have examined an executed copy of your Agreement and Declaration of Trust dated February 20, 2007 (the “Declaration of Trust”) and are familiar with the actions taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued shares of the Trust. We have further examined a copy of your By-Laws and such other documents and records as we have deemed necessary for the purpose of this opinion.

Based on the foregoing, we are of the opinion that:

1.	The beneficial interests in the Trust are divided into an unlimited number of shares.

2.	Upon the original issue and sale of any of the authorized but unissued shares of the Trust and upon receipt of the authorized consideration therefor in accordance with the Declaration of Trust in an amount not less than the applicable net asset value, the shares so issued and sold will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate or undertaking made or issued on behalf of the Trust. The Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder or former shareholder of such series

(or his or her heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) held personally liable solely by reason of his or her being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the series itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File Nos. 333-141345 and 811-22037) relating to such offering and sale.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP